Atlanta Gas Light
Chattanooga Gas
Elizabethtown Gas
Elkton Gas
Florida City Gas
Virginia Natural Gas
AGL Networks
Sequent Energy Management

404 584 4000 phone
www.aglresources.com

Ten Peachtree Place
Atlanta, GA 30309

News Release

AGL Resources Reports Third-Quarter 2006 Earnings And Increases 2006 Guidance

- **Third-quarter 2006 earnings per share of $0.46 versus third-quarter 2005 earnings per share of $0.19**
- **Year-to-date results of $2.13 per share vs. $1.64 per share for the same period in 2005**
- **AGL Resources increases 2006 earnings guidance to a range of $2.65 to $2.70 per share**

ATLANTA – Oct. 26, 2006 – AGL Resources Inc. (NYSE: ATG) today reported third-quarter 2006 earnings of $36 million, or $0.46 per basic share, compared with $15 million, or $0.19 per basic share, reported for the same period in 2005.

Third-quarter results were due primarily to higher earnings in the company's Wholesale Services segment. This drove a $38 million increase in consolidated earnings before interest and taxes (EBIT) relative to the prior-year period. Distribution Operations also contributed slightly higher EBIT as compared to last year.

Year-to-date earnings for the nine months ended Sept. 30, 2006, were $165 million, or $2.13 per share, compared with $127 million, or $1.64 per share, for the same period in 2005. These results were driven primarily by improved contributions from the Wholesale Services segment, as well as higher earnings in Distribution Operations, offset by lower results in the Retail Energy Operations and Energy Investments segments.



AGL Resources

"Our wholesale business has created a significant amount of economic value," said John W. Somerhalder II, president and chief executive officer of AGL Resources. "The decline in natural gas prices during the third quarter resulted in the recognition of a substantial portion of that value through gains on our transportation and storage hedges. These price conditions had the opposite effect on our retail operations segment, as the wholesale and retail businesses hedge different exposures.

"We have seen strong performance from our utility businesses throughout the year, despite the impacts of warmer weather and lower customer usage in several of our service areas," Somerhalder said. "Our results year-to-date put us on track to exceed the previously provided earnings guidance for 2006, and we are now increasing that guidance to better reflect our expectations for the year."

Earnings Guidance

Based on AGL Resources' year-to-date earnings results and its outlook for the remainder of the year, the company is increasing its fiscal year 2006 earnings guidance to a range of $2.65 to $2.70 per share, from its previous guidance range of $2.55 to $2.65 per share.

Third-Quarter and Year-to-Date Results by Operating Segment

Distribution Operations

The Distribution Operations segment contributed EBIT of $50 million for the third quarter 2006, up slightly over the prior-year period. Operating margin decreased $1 million, primarily due to the loss of operating margin contributions from the company's former appliance businesses in New Jersey and Florida and lower operating margins from decreased industrial consumption at Chattanooga Gas. Operating expenses decreased $3 million, primarily due to lower costs this quarter resulting from workforce and facilities restructurings in 2005.

For the nine months ended Sept. 30, 2006, Distribution Operations' EBIT was $232 million, up $8 million over the prior-year period. Operating margin decreased $8 million, primarily as a result of lower customer usage and the loss of margin from the sale of the New Jersey and Florida appliance businesses in 2005. Operating expenses for the period decreased $17 million compared to the prior year. Generally, this occurred because of lower expenses associated with restructuring and business process improvement initiatives implemented in 2005 and 2006.

AGL Resources

Retail Energy Operations

The Retail Energy Operations segment had a $2 million EBIT loss for the quarter, compared with a $7 million EBIT contribution during the same period last year. The lower results were largely driven by the expensing of hedges during the quarter, as compared to hedge gains recorded during the third quarter of last year. In addition, the segment had lower margins as a result of lower interruptible revenues and lower average customer usage as compared to the prior year. Operating expenses were relatively flat year-over-year.

For the nine months ended Sept. 30, 2006, the Retail Energy Operations segment contributed EBIT of $52 million, down slightly from the same period in 2005. Operating margins increased $10 million. The increase was driven primarily by strong asset optimization, offset somewhat by lower average customer usage due to warmer weather and customer conservation. Operating expenses were up $9 million during the period relative to last year, primarily due to higher bad debt expense, as well as higher depreciation expense and outside service costs associated with technology projects. Additionally, the lower EBIT as compared to last year reflects a $2 million charitable contribution made in the first quarter 2006.

Wholesale Services

The Wholesale Services segment (Sequent) contributed $40 million of EBIT for the third quarter of 2006, a $46 million improvement over the prior-year period, in which the segment reported a $6 million EBIT loss. A $53 million increase in operating margin resulted from the recognition of gains related to Sequent's storage and transportation hedges compared to hedge losses reported in the prior-year period. These gains and losses are largely a function of natural gas price movements relative to our hedging activities for this segment.

The significant decline in forward NYMEX (New York Mercantile Exchange) prices for natural gas during the third quarter of 2006 resulted in the recognition of $38 million in gains associated with the financial instruments used to hedge Sequent's inventory positions. In contrast, during the third quarter of 2005, forward NYMEX prices increased significantly, resulting in the recognition of $46 million in losses associated with Sequent's inventory hedges. This amount almost completely neutralized the actual results of the third quarter last year.

AGL Resources

The operating margin increase was offset by a $20 million lower-of-cost-or-market (LOCOM) accounting adjustment recorded in the third quarter of 2006. Sequent was required to make the LOCOM adjustment as natural gas prices declined to a level lower than that of Sequent's weighted average inventory cost. Wholesale Services will realize its original economic margin, despite the effects of decreasing natural gas prices, when gas is withdrawn and sold from storage. Operating expenses increased $7 million, primarily due to higher costs associated with incentive compensation, resulting from Sequent's earnings growth.

Through Sept. 30, 2006, the Wholesale Services segment's EBIT contribution was up $73 million over the prior-year period. These results reflect an $87 million increase in operating margin, driven by improved opportunities to capture storage margins during the first half of 2006. Similar to the third-quarter 2006 results, Sequent's year-to-date reported results were positively impacted by forward NYMEX prices moving downward and the narrowing of future seasonal spreads, which resulted in the recognition of $49 million of gains on its storage hedges, compared to $49 million of losses last year. These results were offset somewhat by LOCOM adjustments of $33 million made during the period (and included in cost of sales). Sequent's year-to-date operating expenses increased $14 million, primarily due to a higher number of employees and additional incentive compensation costs directly related to stronger financial performance during the period.

Energy Investments

Energy Investments' EBIT contribution of $3 million for the third quarter of 2006 was down $2 million relative to the prior-year quarter. Operating margin was flat, while operating expenses increased $2 million, mainly due to project development expenses.

Through Sept. 30, 2006, Energy Investments' EBIT contribution of $7 million was down $8 million from the prior-year period. The decrease mainly reflects the loss of operating margin from certain former NUI assets sold in 2005. Operating expenses were $2 million higher than the same period in 2005, primarily due to project development costs, offset by lower expenses associated with the 2005 sale of certain former NUI assets.

AGL Resources

Interest and Income Taxes

Interest expense for the third-quarter 2006 was $32 million, up $5 million over the same period last year. On a year-to-date basis, interest expense of $91 million in 2006 reflects a $12 million increase over the prior-year period.   The increase for both periods primarily reflects higher average debt outstanding, primarily related to higher inventory balances, as well as the impact of higher short-term interest rates. The company's debt-to-capitalization ratio as of Sept. 30, 2006, was 57 percent.

Third-quarter 2006 income taxes were $22 million, compared to $10 million during the prior-year quarter. Year-to-date 2006 income taxes were $101 million, compared with $79 million in 2005. The increases reflect higher pre-tax income for each respective period.

Share Repurchase Update

AGL Resources repurchased 730,500 shares under its share repurchase plan during the nine months ended Sept. 30, 2006, at a weighted average price of $36.19. In February 2006, the AGL Resources board of directors authorized a plan to repurchase up to 8 million shares of the company's outstanding common stock over a five-year period. The plan authorized the company to purchase its shares on the open market or in private transactions, based on market and other conditions. This authorization was primarily to offset any dilutive impact of annual share issuances under employee and non-employee director incentive compensation plans and dividend reinvestment and stock purchase plans.

Earnings Conference Call/Webcast

AGL Resources' quarterly conference call with the investment community will be held on Thursday, Oct. 26 at 4:30 p.m. (EDT). The webcast can be accessed via the investor relations section of the company's Web site at www.aglresources.com. Investors who would like to participate in the call can dial 800/322-2803 in the United States or 617/614-4925 outside the United States. The confirmation code is 26436159. The webcast will include audio of the conference call as well as a slide presentation referred to by AGL Resources management during the call. The slide presentation will be available for download at www.aglresources.com/investor/webcasts.aspx.

AGL Resources

For those unable to listen during the live webcast, a replay of the conference call will be available by dialing 888/286-8010 in the United States or 617/801-6888 outside the United States, with a confirmation code of 69170625. A replay of the call also will be available on the investor relations section of the company's Web site for seven days.

About AGL Resources

AGL Resources (NYSE: ATG), an Atlanta-based energy services holding company, serves 2.3 million customers in six states through its utility subsidiaries - Atlanta Gas Light, Elizabethtown Gas in New Jersey, Virginia Natural Gas, Florida City Gas, Chattanooga Gas, and Elkton Gas in Maryland. Ranked by Forbes as one of the 10 Best Managed Utilities and No. 250 in the Forbes Platinum 400 as well as No. 647 on the Fortune 1000 and No. 40 in the Fortune gas and electric utilities sector in 2006, AGL Resources reported revenue of $2.7 billion and net income of $193 million in 2005. The company also owns Houston-based Sequent Energy Management, an asset manager serving natural gas wholesale customers throughout the East and Midwest. As a 70 percent owner in the SouthStar partnership, AGL Resources markets natural gas to consumers in Georgia under the Georgia Natural Gas brand. AGL Networks, the company's telecommunications subsidiary, owns and operates fiber optic networks in Atlanta and Phoenix. The company also owns and operates Pivotal Jefferson Island Storage & Hub, a high-deliverability natural gas storage facility near the Henry Hub in Louisiana. For more information, visit www.aglresources.com.

Forward-Looking Statements

Certain expectations and projections regarding our future performance referenced in this press release are forward-looking statements. Forward-looking statements involve matters that are not historical facts and because these statements involve anticipated events or conditions, forward-looking statements often include words such as "anticipate," "assume," "can," "could," "estimate," "expect," "forecast," "future," "indicate," "intend," "may," "outlook," "plan," "predict," "project," "seek," "should," "target," "will," "would," or similar expressions. Our expectations are not guarantees and are based on currently available competitive, financial and economic data along with our operating plans. While we believe our expectations are reasonable in view of the currently available information, our expectations are subject to future events, risks and uncertainties, and there are several factors - many beyond our control - that could cause results to differ significantly from our expectations.

Such events, risks and uncertainties include, but are not limited to, changes in price, supply and demand for natural gas and related products; the impact of changes in state and federal legislation and regulation; actions taken by government agencies on rates and other matters; concentration of credit risk; utility and energy industry consolidation; impact of acquisitions and divestitures; direct or indirect effects on AGL Resources' business, financial condition or liquidity resulting from a change in our credit ratings or the credit ratings of our counterparties or competitors; interest rate fluctuations; financial market conditions and general economic conditions; uncertainties about environmental issues and the related impact of such issues; the impact of changes in weather upon the temperature-sensitive portions of the business; impacts of natural disasters such as hurricanes upon the supply and price of natural gas; acts of war or terrorism; and other factors which are provided in detail in our filings with the Securities and Exchange Commission, which we incorporate by reference in this press release. Forward-looking statements are only as of the date they are made, and we do not undertake to update these statements to reflect subsequent changes.

AGL Resources

Supplemental Information

Company management evaluates segment financial performance based on earnings before interest and taxes (EBIT), which includes the effects of corporate expense allocations. EBIT is a non-GAAP (accounting principles generally accepted in the United States of America) financial measure. Items that are not included in EBIT are financing costs, including debt and interest expense and income taxes. The company evaluates each of these items on a consolidated level and believes EBIT is a useful measurement of our performance because it provides information that can be used to evaluate the effectiveness of our businesses from an operational perspective, exclusive of the costs to finance those activities and exclusive of income taxes, neither of which is directly relevant to the efficiency of those operations.

Operating margin is a non-GAAP measure calculated as revenues minus cost of gas, excluding operation and maintenance expense, depreciation and amortization, and taxes other than income taxes. These items are included in the company's calculation of operating income. The company believes operating margin is a better indicator than operating revenues of the contribution resulting from customer growth, since cost of gas is generally passed directly through to customers.

EBIT and operating margin should not be considered as alternatives to, or more meaningful indicators of, the company's operating performance than operating income or net income as determined in accordance with GAAP. In addition, the company's EBIT or operating margin may not be comparable to similarly titled measures of another company.

Reconciliation of non-GAAP financial measures referenced in this press release and otherwise in the earnings conference call and webcast is attached to this press release and is available on the company's website at www.aglresources.com under the Investor Relations section.

Contact: **Media**
                Robin Keegan
                Office: 404-584-3946
                Cell: 404-783-1758
                rkeegan@aglresources.com

                Financial
                Steve Cave
                Office: 404-584-3801
                Cell: 678-642-4258
                scave@aglresources.com

AGL Resources

AGL Resources Inc.
Condensed Statements of Consolidated Income
For the Three and Nine Months Ended
September 30, 2006 and 2005
(In millions, except per share amounts)

	Three Months			Nine Months		
	9/30/2006	9/30/2005	Fav/(Unfav)	9/30/2006	9/30/2005	Fav/(Unfav)
Operating Revenues	$ 434	$ 393	$ 41	$ 1,914	$ 1,736	$ 178
Cost of Gas	190	191	1	1,064	972	(92)
Operation and Maintenance Expenses	111	106	(5)	341	334	(7)
Depreciation and Amortization	33	33	-	101	99	(2)
Taxes Other Than Income	10	9	(1)	30	30	-
Total Operating Expenses	**344**	**339**	**(5)**	**1,536**	**1,435**	**(101)**
Operating Income	**90**	**54**	**36**	**378**	**301**	**77**
Other Income (Loss)	-	-	-	(2)	2	(4)
Minority Interest	-	(2)	2	(19)	(18)	(1)
Earnings Before Interest & Taxes	**90**	**52**	**38**	**357**	**285**	**72**
Interest Expense	32	27	(5)	91	79	(12)
Earnings Before Income Taxes	**58**	**25**	**33**	**266**	**206**	**60**
Income Taxes	22	10	(12)	101	79	(22)
Net Income	**$ 36**	**$ 15**	**$ 21**	**$ 165**	**$ 127**	**$ 38**
Earnings Per Common Share						
Basic	$ 0.46	$ 0.19	$ 0.27	$ 2.13	$ 1.64	$ 0.49
Diluted	$ 0.46	$ 0.19	$ 0.27	$ 2.12	$ 1.62	$ 0.50
Shares Outstanding						
Basic	77.5	77.5	-	77.6	77.2	0.4
Diluted	77.9	78.1	(0.2)	78.1	77.8	0.3

AGL Resources

AGL Resources Inc.
EBIT Schedule
For the Three and Nine Months Ended
September 30, 2006 and 2005
(In millions, except per share amounts)

	Three Months			Nine Months		
	9/30/2006	9/30/2005	Fav/(Unfav)	9/30/2006	9/30/2005	Fav/(Unfav)
Distribution Operations	$ 50	$ 49	$ 1	$ 232	$ 224	$ 8
Retail Energy Operations	(2)	7	(9)	52	53	(1)
Wholesale Services	40	(6)	46	73	-	73
Energy Investments	3	5	(2)	7	15	(8)
Corporate	(1)	(3)	2	(7)	(7)	-
Consolidated EBIT	90	52	38	357	285	72
Interest Expense	32	27	(5)	91	79	12
Income Taxes	22	10	(12)	101	79	22
Net Income	$ 36	$ 15	$ 21	$ 165	$ 127	$ 38
Earnings per Common Share						
Basic	$ 0.46	$ 0.19	$ 0.27	$ 2.13	$ 1.64	$ 0.49
Diluted	$ 0.46	$ 0.19	$ 0.27	$ 2.12	$ 1.62	$ 0.50

AGL Resources

AGL Resources Inc.
Reconciliation of Operating Margin to Operating Revenues
For the Three and Nine Months Ended
September 30, 2006 and 2005
(In millions, except per share amounts)

	Three Months			Nine Months		
	9/30/2006	**9/30/2005**	**Fav/(Unfav)**	**9/30/2006**	**9/30/2005**	**Fav/(Unfav)**
Operating Revenues	$ 434	$ 393	$ 41	$ 1,914	$ 1,736	$ 178
Cost of Gas	190	191	1	1,064	972	(92)
Operating Margin	$ 244	$ 202	$ 42	$ 850	$ 764	$ 86

AGL Resources